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                                FORM 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 12a-16 OR 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934

                              JULY 2, 2001

                        COMMISSION FILE NO. 0-26498

                          NUR MACROPRINTERS LTD.
          (Exact name of Registrant as specified in its Charter)

                            Not Applicable
              (Translation of Registrant's name into English)

                   12 ABBA HILEL SILVER STREET, P.O. BOX 1281
                                 LOD
                             71111 ISRAEL
                (Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F  X             Form 40-F
                      ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


               Yes                    No  X
                   ---                   ---

iF "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


     Attached hereto and incorporated by reference herein is a press release of the registrant dated July 2, 2001.



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                           NUR MACROPRINTERS ESTIMATES Q2 BREAKEVEN,
                                      REVENUES OF $30 MILLION

               CONVEYS CAUTIOUS OPTIMISM ON SECOND HALF 2001 FINANCIAL RESULTS;

               SIGNIFICANT PROGRESS AT NUR AMERICA;

               SUCCESSFUL IMPLEMENTATION OF US OPERATIONS CONSOLIDATION

LOD, Israel, July 2 - NUR Macroprinters Ltd. (NASDAQ: NURM), a world-leading manufacturer of wide and super wide format digital printing systems and consumables, today announced it expects revenues of approximately $30 million for the second quarter of 2001, and breakeven net income.

The Company also expressed cautious optimism regarding improvement of its financial results for the second half of 2001.

NUR reported that it estimates revenues for the second quarter of 2001 will be approximately $30 million, representing an increase of approximately 24% compared with the same quarter last year.

During the second quarter of 2001 the Company implemented its previously announced restructuring plan, including, consolidation of facilities in Europe and the US, reduction of approximately 14% of its worldwide workforce and adjustment of its cost structure to a more conservative revenue base for
2001.   The Company's second quarter financial results reflect a reduction of operating expenses according to plan, as well as a significant improvement of the financial performance of NUR America, the selling and service subsidiary responsible for the Company's sales in the Americas.

The Company remains positive in its long-term strategic outlook for the growth prospects in the wide format digital printing market and its leadership position in it. NUR firmly believes that, more than ever, the replacement process of screen-printing by digital printing is "inevitable" and that it offers the best and most cost effective technologies.

The Company will provide updated guidance for the third quarter and second half of 2001 on August 8, 2001 in conjunction with the its second quarter earnings release.

About NUR Macroprinters Ltd.

NUR Macroprinters (NASDAQ: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR`s comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR`s fully digital printing solutions help customers in more than 50 countries worldwide deliver the high quality and fast turnaround they need to meet their customers` wide ranging printing requirements. More information about NUR Macroprinters is available at www.nur.com.


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CERTAIN STATEMENTS MADE HEREIN THAT USE THE WORDS "ESTIMATE," "PROJECT,"
"INTEND," "EXPECT," "BELIEVE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NUR MACROPRINTERS LTD. TO BE MATERIALLY DIFFERENT FROM THOSE WHICH MAY BE EXPRESSED OR IMPLIED BY SUCH STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS AND SPECIFICALLY, DECLINE IN DEMAND FOR NUR MACROPRINTERS LTD.'S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS AND LOSS OF MARKET SHARE AND PRESSURE ON PRICES RESULTING FROM COMPETITION. FOR ADDITIONAL INFORMATION REGARDING THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE COMPANY`S BUSINESS, REFERENCE IS MADE TO NUR MACROPRINTERS LTD.`S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.


THIS PRESS RELEASE IS AVAILABLE AT WWW.NUR.COM AND WWW.PORTFOLIOPR.COM




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         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NUR MACROPRINTERS LTD.


July 3, 2001                               By: /s/ Erez Shachar
                                               --------------------------
                                               Erez Shachar
                                               Chief Executive Officer